
Breaking the Sound Barrier: Greater Access to Critical Technology for GI Care
EndoSound

INVEST IN **ENDOSOUND**

# Transforming Standard Endoscopes into Ultrasound Powerhouses - Advancing Early GI Disease Detection

endosound.com Portland, OR

## Highlights

1 Awarded Breakthrough Device designation and FDA-cleared

2. Performed 600+ clinical procedures with a 95%+ clinical acceptance rate

3. Major GI Company paid $5M for licensing agreement

4. Raised $12M+ to date from GeoMedTech, AGA GI Fund, strategic partners, and founders

5. Significant IP with 10 awarded patents and 10 patent pending

6. Hybrid go-to-market model: $40K system sale + $650 recurring revenue

7. GI Innovation of the Year 2022 - American Society for Gastrointestinal Endoscopy (ASGE)

8. Expanding into a $20.1B global market across gastrointestinal diagnostics and echo-endoscopy

# Featured Investors



**Chris Oubre** Follow Invested $10,000

Chris brings over 28 years of leadership experience in healthcare management, operations, and information services. His career has been defined by a commitment to building high-performing teams that drive scalable, efficient healthcare platforms. As Co-Founder,

President, and COO of MetaPhy Health, Chris has helped shape the company's strategic vision and operational execution. Prior to founding MetaPhy, he served as the first Chief Information Officer at Covenant Surgical Partners, later transitioning into the role of Chief Operating Officer. In addition to his executive roles, Chris is an active investor and operating partner in several early-stage healthcare ventures. His investment in EndoSound stems from a deep belief in the transformative potential of its technology in the GI space

"I've been fortunate to work with and invest in a number of early-stage healthcare companies, and I've seen what both success and failure look like. I invested in EndoSound because of the measurable impact it's already had in GI. The team is well-positioned to advance this technology, and as someone who understands the operational needs of surgery centers, I know how critical it is to expand service lines and improve efficiency. Moving EUS into the ASC setting achieves both."



**Morris Sandler** in Follow Invested $600,000 ⓘ

Mr. Sandler is a successful entrepreneur, strategist, Board Member, capital raiser and executive leader. He has four decades of experience in financial services and venture capital. Mr. Sandler is a builder of more than 50 early-stage companies and helped finance over $275 million in equity.

"An investment into EndoSound was an easy decision for me. My initial investment was modest and was to support a dear friend I have known for over 40 years, the Co-Founder of EndoSound, Dr. Steve Steinberg. I've had the pleasure of seeing Steve's dream of democratizing EUS go from the back of a napkin, to FDA cleared and commercially available. For decades, I've seen first-hand what successful teams and companies look like. EndoSound has continued to demonstrate success, hit major milestones and I continue to invest at every opportunity because of the credibility they have earned along the way and the incredible impact they are making on the GI community."



**Bora Gumustop, MD**

Follow

Invested $100,000

Dr. Bora Gumustop is a practicing Interventional Gastroenterologist. He is the co-inventor and co-founder of the Beacon Endoscopic Ultrasound needle that was acquired by Medtronic, then Covidien, in 2013.

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"As the co-inventor of the Beacon Endoscopic needle, I know the hard work that is required for an early-stage company to get a product from bench to bedside. The EndoSound mission resonated with me immediately and that is why I was so excited about investing. I'm excited to see how they continue to disrupt the market and gain market share."



**Matthew McDonald, DO**

Follow

Invested $25,000

Dr. McDonald is a Bariatric Surgeon who practices in Albany, New York.

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"For smaller hospitals and ASC's, traditional EUS equipment is expensive and the cost to acquire is prohibitive. The EVS is a fraction of the cost of traditional systems and is creating greater access to this critical procedure. The best part about this is how both patients and providers will benefit from this while the overall cost of healthcare is reduced"



**Chris Oubre**
Syndicate Lead

Follow

Invested $20,000

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"I'm thrilled to share that I've joined EndoSound as an Investor and Senior Executive Advisor! EndoSound is pioneering innovation in the endoscopic ultrasound (EUS) space, bringing cutting-edge

technology to transform GI procedures. After spending the past several months working closely with the senior leadership team, I'm confident that the clinical, operational, and financial impact of their solution will redefine how we think about EUS. Excited to support EndoSound's mission to improve outcomes and advance care in Gastroenterology. The journey ahead is promising!"

## Our Team



### Scott Aldrich Jr  Chief Executive Officer

Scott is a seasoned medtech leader with 20+ years in GI devices. He led strategy and commercialization at MotusGI, Mauna Kea, and Pentax Medical, scaling innovative products from concept to market.



### Stephen Steinberg  Founder & Chief Medical Officer

Dr. Steinberg is a GI pioneer with 40+ years of experience, thousands of EUS procedures, and 30 years in academic medicine. A KOL and the co-inventor, he's helped shape the future of gastrointestinal diagnostics.



### Scott Corbett  Founder & Chief Technology Officer

A veteran biomedical engineer with 30+ years in ultrasound, 19 patents, and 3 medtech startups. Co-inventor and former engineering lead at GE, Tyco Healthcare, and Sonivate.



### Josh Cohn  Chief Commercial Officer



18-years medtech sales leader and former National Sales Director at PENTAX Medical. A proven EUS strategist with deep industry ties, he's led disruptive launches and now drives EndoSound's commercial growth.

# Problem: Access to this Critical Technology

**<u>What is EUS and why is it so impactful?</u>**

Endoscopic Ultrasound (EUS) is a medical procedure that combines standard white light camera view (endoscopy) and ultrasound imaging. EUS is the gold standard for diagnosing complex gastrointestinal (GI) conditions. We provide gastroenterologists with an advanced ultrasound imaging system that enables detection of potentially life-threatening disease such as pancreatic disease, liver disease, and submucosal tumors. But despite its clinical value, most hospitals and surgery centers don't have it.


4.8M
**4.8M** new cases of gastrointestinal cancers are estimated annually[1]
26%
Gastrointestinal cancers (cancer of the esophagus, stomach, colon/rectum, liver, and/or pancreas) account for **26%** of the global cancer incidence[1]
1. Arnold M, Abnet CC, Neale RE, et al. Global Burden of 5 Major Types of Gastrointestinal Cancer. *Gastroenterology*. 2020;159(1):335-349.e15. doi:10.1053/j.gastro.2020.02.068

The problem is access. EUS should be available to everyone on every upper Endoscopy (EGD) procedure. Until now, that

on every upper Endoscopy (EGD) procedure. Until now, that was not possible.


Access to this critical technology is the problem
LEGACY SYSTEMS ARE EXPENSIVE
$450-500k / system severely limiting access
LEGACY SYSTEM SAFETY
Legacy devices have been linked to multiple FDA recalls
LEGACY SYSTEM SIZE
One system in a room that cant easily be moved
Insufficient access can lead to delayed diagnosis

Legacy EUS platforms require significant capital investment and ongoing maintenance which drives high costs. Providers can miss out on offering high-value care because the legacy EUS technology is too expensive which limits access. Patients can often face delayed diagnoses.

In addition, cleaning gastrointestinal (GI) endoscopes is a challenge and legacy EUS scopes are notoriously difficult to clean. The FDA has issued several recalls related to EUS scopes due to potential contamination and infection risks**.

## Solution: Making Advanced GI Imaging Scalable and Affordable

EndoSound® has developed a breakthrough way to deliver high-quality gastrointestinal diagnostics—without high-end

high-quality gastrointestinal diagnostics—without high-end costs. Instead of requiring clinics to purchase a $450,000 legacy system, the **FDA-cleared EndoSound Vision System (™) (EVS (™))** retrofits existing endoscopes with advanced ultrasound imaging at a fraction of the price.



FDA
Cleared
10 Issued
Patents
Affordable
• Increased access -> grow into - 3,250 ASC sites, 4,000 hospitals
• Global expansion to the 4.7B people without access
Increased Safety
Single use disposable design
Superior flexibility
Can outfit EVERY room in a hospital or ASC and easily be transported

The EndoSound Vision System platform combines **video-guided endoscopy and ultrasound** into a single, real-time diagnostic view—supporting more accurate, minimally invasive exams that can be performed in outpatient and ambulatory settings. Its **portable, compact design** allows use in hospitals, Ambulatory Surgery Centers (ASC), and even rural care centers, making it one of the most flexible imaging solutions in the GI field.

**By substantially removing costs and creating far greater access, EndoSound Vision System for the first time unlocks the potential of Echo-EGD.**

The **clinical and economic impact is substantial**: The EndoSound Vision System is uniquely qualified to make Echo-EGD standard of care. Echo-EGD, defined as diagnostic

Echo-EGD standard of care. Echo-EGD, defined as diagnostic upper GI endoscopy enhanced with ultrasound, has been shown to identify pancreatic disease in 40% of dyspepsia patients and changes management in 25% of cases with a higher diagnostic yield than standard upper GI endoscopy alone.



Echo-EGD adds ultrasound to a standard upper GI scope procedure, collecting more diagnostic information
ESOPHAGUS
DUODENUM
STOMACH
OR
LIVER
ESOPHAGUS
GALL BLADDER
PANCREAS
DUODENUM
STOMACH
A
"Standard" EGD (partial examination) Assess the Esophagus, Stomach, Duodenum
B
Echo-EGD (complete examination) Include Surrounding Structures: Liver, Pancreas, Gall Bladder, etc.

Using the EndoSound Vision System as a first line diagnostic has the potential to shorten the diagnostic timeline from ~10 weeks to just 2, while saving an estimated **$4,600 in insurance costs** and over **$1,100 in patient out-of-pocket expenses** per episode of care.

## Early Traction

EndoSound launched a controlled market release with select

hospitals and ambulatory surgery centers. To date, the EndoSound Vision System has been used in over 600 procedures. The company has begun onboarding additional clinical sites and is building a growing U.S. pipeline, with high international demand in Latin America (LATAM), Europe, the Middle East, and Africa (EMEA).


EndoSound
KEY HIGHLIGHTS
$650K
in revenue generated from the controlled launch in 2024
600+
procedures completed
95%
physician acceptance rate across clinical sites
$5M
non-dilutive licensing deal secured in China
$12M
raised from strategic investors and founders


Dr Marco Paez Testimonial
Copy link
Marco A. Paez, MD
Gastroenterology
EndoSound
Watch on YouTube


Dr Brian Lim Testimonial


Add high-quality
EUS imaging
to your existing scope.
Copy link
Watch on YouTube
EndoSound

## Revenue Model

EndoSound generates revenue through a hybrid model: a one-time capital sale of $40,000 of the EndoSound Vision System, plus ongoing per-procedure revenue of $650 from single-use disposables. In addition to the standard EUS billing codes that pay facilities and physicians, the EndoSound Vision System disposables have been granted an add-on payment, CMS Code C1606, that covers the EndoSound Vision System disposables to attach our ultrasound device to GI scopes. Add-on C codes are granted for new technology that have been shown to meet significant unmet needs. This economic picture makes adoption of the EndoSound Vision System highly favorable for clinics and hospitals.

With **high margins on disposables**, each clinical site becomes a compounding source of revenue, making the business both scalable and capital-efficient.

$40,000 Capital Cost

$650 / Procedure


Ultrasound
Scanner
Ultrasound
Transducer
EVS
Disposable

## Total Market Potential

EndoSound sits at the center of three rapidly expanding healthcare segments: GI diagnostics, Echo-EGD, and global access to affordable imaging. In the U.S. and LATAM alone, millions of upper endoscopies are performed annually, yet most facilities lack access to advanced ultrasound due to cost and complexity. With a scalable, low-cost device, EndoSound can bridge that gap—offering a complete diagnostic exam for a fraction of the cost.

Beyond GI, the EndoSound Vision System platform has the potential to expand across the body—reaching liver, lung, pancreas, and other ultrasound-driven indications. Combined, these markets represent a **$20.1B total opportunity**, with a $7.6B serviceable market and a $1.9B obtainable segment at current pricing and reach. With global growth, ASC adoption, and future clinical expansion, EndoSound is positioned to redefine diagnostic imaging access on a global scale.


2024 TARGETED
• US/LATAM
• Hospital/ASCs
2025 EXPANDED
• US/LATAM
• EU
• Initial Echo-EGD
2026 FULL
• US & LATAM
• EU
• ROW
• Echo-EGD Expansion
• ERCP Other Indication
• Expansion
TAM $20.1B
SAM $7.6B
SOM $1.9B

## Use of Funds

This Wefunder raise is part of a larger $8M round aimed at scaling EndoSound's commercial growth. Funds will help expand sales and distribution in the U.S. and LATAM, increase production of our FDA-cleared system and single-use components, and support ongoing clinical work and regulatory approvals for future indications.


Supply Chain
Inventory build for 2025 and 2026 Sales / Manufacturing & Supply chain expansion
Operational Costs
General G&A, Regulatory Submissions (CE Inc.), QA & IP Management, Commercial Ops
Product Development
Sustaining Engineering, Testing, Roadmap
Sales and Marketing
Scale sales team, Product launch marketing and Promotional campaigns
25%
15%
30%
30%
USE OF PROCEEDS

## Be Part of Medtech That's Already Changing Patient Lives

EndoSound is FDA-cleared, revenue-generating, and already used in 600+ real-world procedures. With early traction, 95% clinical acceptance, and a $20.1B market opportunity, this is your chance to join a company **Breaking the Sound Barrier in GI Care.**


EndoSound
BE A PART OF OUR JOURNEY, SHARE IN OUR POTENTIAL SUCCESS

** For instance, some forms of liver disease are reaching epidemic levels in the U.S., yet often go undetected because there are few symptoms until it's too late. Imaging and blood tests are key to diagnosis, but they are frequently overlooked, according to NIDDK.*

*** Examples include FDA recalls of Pentax ultrasound gastroscopes (e.g., EG-3870UTK), Olympus EUS endoscopes due to contamination risks, and Fujifilm's EG-530UT models, all of which were flagged for design-related reprocessing or infection control issues.*

# Downloads

EVS White Paper

EchoEGD

EndoSound Procedural Insight